Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

March 25, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 19, 2019 The Nasdaq Stock Market (the "Exchange") received from Precision BioSciences, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Common Stock, $0.000005 par value per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

